Filed by TCR2 Therapeutics Inc.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TCR2 Therapeutics Inc.

(Commission File No. 001-38811)

Date: March 6, 2023

This filing relates to the proposed merger of TCR2 Therapeutics Inc., a Delaware corporation (the “Company”), with CM Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Adaptimmune Therapeutics plc (“Parent”) a public limited company incorporated in England and Wales, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 5, 2023, by and among the Company, Merger Sub, and Parent (the “Merger Agreement”).

Dear TRuCers,

Today we announced a strategic combination with Adaptimmune Therapeutics aimed at creating a preeminent cell therapy company for solid tumors. This is an important development in the growth of TCR2. Combining with Adaptimmune will give us a stronger foundation to achieve our longstanding goal of bringing to cancer patients an innovative set of potentially curative therapies.

Like us, Adaptimmune is a leader in TCR-specific cell therapy, focused on designing and delivering novel cancer immunotherapy products. Their clinical pipeline is led by afami-cel for the treatment of people with synovial sarcoma and they are on track to submit a BLA by mid-year making it the first TCR therapy approvable for solid tumors. They also have a deep preclinical pipeline with multiple second generation autologous and allogeneic approaches backed by a proprietary TCR platform that is complementary to ours.

I want you all to know that a great deal of thought, analysis and consideration went into this decision. Our focus has always been on how best to advance gavo-cel and our other programs to as many cancer patients as possible. This is a beginning and not an end. In meeting with Adaptimmune, it was clear that they shared our vision and recognize the significant value we have been providing through our strong capabilities, team and culture. During the course of our discussions, we have discovered that Adaptimmune has a culture very similar to our own. The spirit of collaboration has been quite striking. I am confident that as partners we will reach even greater heights than we could have achieved on our own.

The combined company will have two advanced clinical franchises targeting MAGE-A4 and mesothelin. The preclinical pipeline will be anchored around PRAME and CD70. In addition, we will have a deep bench of cell therapy professionals, infrastructure and end-to-end capabilities that could be applied across an even broader portfolio of innovations with a cash runway anticipated to extend into 2026. As you know, focus and specialization are critical in the cell therapy space, and we believe the combined company will have the technologies and financial basis necessary to succeed in a very competitive and capital intensive space.

It is important to keep in mind that today is only the first step towards bringing our two companies together. In terms of next steps, we need to obtain shareholder approval and satisfy other closing conditions to complete the combination, which we currently expect to occur in the second quarter of 2023. Until then, TCR2 and Adaptimmune remain separate companies operating independently as we have done before. It is important to stay focused on our day-to-day roles and responsibilities so that we can continue to treat cancer patients with gavo-cel and TC-510. They depend on us.

Following the close of the transaction, the combined company will be led by Adrian Rawcliffe, the current CEO of Adaptimmune. Adrian is an industry veteran with over 20-years of experience in the biopharma industry, including at Adaptimmune and GSK, with a proven track record of driving innovation. You will get to meet him in person later in the week when he has finished his obligations at the Cowen Healthcare Conference. I know that he is excited to meet all of you.

Importantly, there will also be continued leadership from TCR2 in the combined company with the Board transferring three of our Directors, including myself, and several members of our leadership team expected to be announced at a later time. The combined company will have a significant presence in the key United States cell therapy and innovation hubs of Philadelphia, PA, and Cambridge, MA, as well as Oxford/Stevenage in the United Kingdom.

Change can be difficult and we have recently been through a lot of changes as an organization. I recognize that news like this will inevitably leave more questions than answers in the early stages of the transition period. As we have shown throughout our company’s history, we will treat all employees with due respect and be as transparent as possible during this process. I encourage you to listen to the webcast of the announcement, which can be accessed here, and join me at a Company Meeting scheduled for 11:45 AM ET. A meeting invitation for that will follow shortly. In the meantime, attached is an FAQ which I hope will address some initial questions. You will also have the opportunity for further dialog in group sessions and individual meetings with our leaders.

Today’s news may generate increased external interest in our company. Please direct any inquiries you receive from the media, analysts or investors to Eric Sullivan at eric.sullivan@tcr2.com. I also ask that you refrain from any personal social media posts at this time and restrict yourself to sharing corporate approved postings.

You are an incredible team and I am proud of all that we have accomplished together. It has been an amazing experience building this company over the last six years and providing gavo-cel and TC-510 to cancer patients. We now have an excellent opportunity to accelerate and enhance that work from a strong new foundation.

Thank you for your continued dedication and commitment to TCR2 and the cancer patients we serve.

Sincerely,

Garry (and the Executive Committee)

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between the Company and Parent and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Parent and the Company. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Parent or the Company, post-closing operations and the outlook for the companies’ businesses; Parent’s, the Company’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Parent’s and the Company’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements.

These statements are based on Parent’s and the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to the Company’s and/or Parent’s ability to obtain the approval of Parent’s shareholders or the Company’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Parent and the Company to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Parent and the Company, or at all; the risk that Parent and Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Parent’s or the Company’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Parent’s American Depositary Shares or the Company’s common stock and/or Parent’s or the Company’s operating or financial results; uncertainties as to the long-term value of Parent’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Parent’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Parent or the Company; the nature, cost and outcome of any litigation and other legal proceedings involving Parent, the Company or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Parent’s or the Company’s programs or product candidates; risks related to any loss of Parent’s or the Company’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Parent or the Company’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Parent, the Company and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Parent, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Parent or the Company’s product candidates, and the impact of studies (whether conducted by Parent, the Company or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Parent’s or the Company’s material contracts or arrangements; risks related to competition for Parent’s or the Company’s product candidates; Parent’s or the Company’s ability to successfully develop or commercialize Parent’s or the Company’s product candidates; Parent’s, the Company’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Parent’s or the Company’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Parent’s or the Company’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Parent’s and the Company’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Parent’s and the Company’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of their Annual Reports on Form 10-K for the year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the joint proxy statement of Parent and the Company that also constitutes the prospectus of Parent, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Parent’s shareholders and the Company’s stockholders when it becomes available. Parent and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Parent’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or the Company. Unless required by law, neither Parent nor the Company is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Parent and the Company expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Parent and a joint proxy statement of Parent and the Company, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, joint proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.tcr2.com/ or by contacting the Company’s Investor Relations Department at https://investors.tcr2.com/contact-ir. Copies of the documents filed with the SEC by Parent will be available free of charge on Parent’s website at https://www.adaptimmune.com/investors-and-media/sec-filings or by contacting Parent’s Investor Relations Department at IR@adaptimmune.com.

Participants in the Solicitation

Parent, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Parent, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Parent’s proxy statement for its 2022 Annual General Meeting, which was filed with the SEC on April 21, 2022, the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 14, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2022, the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the joint proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Parent or the Company using the sources indicated above.